Room 4561
September 28, 2005

Mr. Monte Ross
Chief Executive Officer
Ultradata Systems, Inc.
1240 Dielman Industrial Court
St. Louis, Missouri 63132

      Re:	Ultradata Systems, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 17, 2005
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
		Filed August 18, 2005
		File No. 0-25380

Dear Mr. Ross,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 1. Summary of Significant Accounting Policies

(D) Revenue Recognition, page FS-7

1. Your current disclosure indicates that you recognize revenue upon shipment. Tell us how your revenue recognition policy complies with
SOP 97-2 or SAB 104, whichever is applicable. Specifically address how you have considered the four criteria for revenue recognition set forth in paragraph 8 of SOP 97-2 or SAB Topic 13:A:1.

2. We note that you provide a right of return and offer rebates to your customers. Tell us how much you have recorded for rebates offered or returns granted and how you have been able to estimate the amount to record at the time revenue is recorded. Refer to paragraph
8 of SFAS 48 and EITF 01-09.

Note 8. Stock Options and Warrants, page FS-15

3. Tell us how you considered the disclosure requirements of paragraph 2(e) of SFAS 148. We also note that your disclosure on page FS-15 indicates you have granted 112,000 options to employees and directors, however, these grants do not appear on your table on page FS-16.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 1. Condensed Unaudited Financial Statements

Condensed Balance Sheets, page 3

4. We note the significant increase in the prepaid expense balance during the six month period ended June 30, 2005. Tell us the nature of these prepaid expenses at that date.









      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Monte Ross
Ultradata Systems, Inc.
September 28, 2005
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